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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                    POST-EFFECTIVE AMENDMENT NO. 1
                                  TO
                               FORM 8-A

           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                             PRECIS, INC.
        (Exact name of registrant as specified in its charter)

                    OKLAHOMA                        73-1494382
             (State of incorporation             (I.R.S. Employer
                 or organization)               Identification No.)

        2500 SOUTH MCGEE DRIVE, SUITE 147
                 NORMAN, OKLAHOMA                     73072
    (Address of principal executive offices)        (Zip Code)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:  NONE
    TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
     TO BE REGISTERED                    EACH CLASS TO BE REGISTERED

COMMON STOCK, $.01 PAR VALUE                 BOSTON STOCK EXCHANGE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:  NONE

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        Precis, Inc. is an Oklahoma corporation. Pursuant to our certificate of incorporation, as amended, we are authorized to issue up to 102,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share.

        We hereby amend the registration of our common stock, $.01 par value per share, under Section 12(b) of the Securities Exchange Act of 1934, as amended. The following description of certain matters relating to our common stock and preferred stock is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, which have been previously filed with the Commission and are incorporated by reference.

COMMON STOCK

        The rights, privileges, disabilities and restrictions in general of the holders of our outstanding shares of the common stock are as follows:

o the right to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of assets legally available therefor, subject to the payment of preferential dividends with respect to our then outstanding preferred stock;

o the right to share ratably in all assets available for distribution to the common stock shareholders after payment of our liabilities in the event of our liquidation, dissolution and winding-up, subject to the prior distribution rights of the holders of our then outstanding preferred stock;

o the right to one vote per share on matters submitted to a vote of our common stock shareholders;

o no preferential or preemptive right and no subscription, redemption or conversion privilege with respect to the issuance of additional shares of our common stock; and

o no cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of our board of directors then subject to election.

In general, a majority vote of shares represented at a meeting of common stock shareholders at which a quorum (a majority of the outstanding shares of common stock) is present, is sufficient for all actions that require the vote or concurrence of shareholders, subject to and possibly in connection with the voting rights of the holders of our then outstanding preferred stock and entitled to vote with the holders of our common stock. All of the outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

        Our authorized preferred stock may be issued from time to time in one or more series. Our board of directors, without further approval of the common stock shareholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of our preferred stock. We believe that having a class of preferred stock provides greater flexibility in financing, acquisitions and other corporate activities. In the event of any preferred stock issuance, our common stock shareholders will not have any preemptive or similar rights to acquire any of the preferred stock. Issuance of preferred stock could adversely affect

o the voting power of the holders of our then outstanding common stock, and

o the likelihood that the holders will receive dividend payments and payments upon liquidation.

        Our ability to issue preferred stock may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. We believe that the benefits of having the ability to issue preferred stock outweigh the potential disadvantages of discouraging these proposals because, among other things, negotiation of the proposals might result in an improvement of their terms. In some circumstances, the preferred stock could be issued


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and have the effect of preventing or discouraging a third party from acquiring large blocks of the common stock within a short period or attempting to obtain control of us, even though the attempt might be beneficial to our preferred and shareholders. Accordingly, our preferred and common shareholders could be deprived of the opportunities to sell their shares of stock at a higher market price than might otherwise be the case.

        SERIES A CONVERTIBLE PREFERRED STOCK. On March 17, 2000, in connection with the merger-acquisition of Foresight, Inc., our board of directors designated 166,667 shares of our preferred stock as series A convertible preferred stock ("series A preferred stock") with a stated value of $12.00 per share. All shares of series A preferred stock were issued and delivered to Paul A. Kruger on December 7, 2000 in completion of the merger-acquisition of Foresight, Inc. We may in the future issue additional series of preferred stock with liquidation preferences and dividend rights which rank junior to the series A preferred stock.

        The series A preferred stock possess all such rights and privileges that are afforded to preferred stock by the Oklahoma General Corporation Act in the absence of any express grant or limitation of rights or privileges provided in the series A preferred stock certificate. The designations and the preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of the shares of the series A preferred stock are summarized below.

        DIVIDENDS. Dividends may be declared and paid or set apart for payment upon the series A preferred stock out of our assets or funds legally available for the payment of dividends. Holders of series A preferred stock, as a class, are entitled to receive, when and as declared by our board of directors, out of any funds legally available therefor, preferred annual dividends of $1.44, payable quarterly. Dividends are cumulative. Dividends may not be declared and paid or set apart for payment upon our common stock unless all dividends, including cumulative dividends, then payable on the series A preferred stock have been paid.

        VOTING RIGHTS. Holders of the series A preferred stock do not have any voting rights. However, the consent of the holders of at least a majority of the outstanding shares, voting at a special or annual meeting of shareholders called for the purpose of approval of the amendment, will be necessary to amend the our certificate of incorporation and the designations, preferences and rights of the series A preferred stock, in any manner which would adversely affect the holders of the shares.

        LIQUIDATION RIGHTS. In the event of our liquidation, dissolution or winding-up of affairs, and before any distributions or payments are made to the holders of the common stock, holders of the series A preferred stock are be entitled to receive a liquidating distribution of $12.00 per share plus accumulated and unpaid dividends before any distribution of assets will be made to holders of our common stock or any junior preferred stock. Holders of series A preferred stock are not entitled to participate in any further liquidating distributions.

        CONVERSION PRIVILEGES. Each share of series A preferred stock is convertible, at the holder's option, into one share of our common stock at any time, subject to customary adjustments to prevent dilution upon the occurrence of certain future events. We are obligated at all times to reserve and keep available, free from preemptive rights, unissued or treasury shares of the common stock sufficient to effect the conversion of all the issued and outstanding shares of series A preferred stock.

        REDEMPTION. We may, at our option, redeem the series A preferred stock on at least 30 days' notice, in whole and not in part, at $12.00 per share plus accumulated and unpaid dividends to the date fixed for redemption, subject to the holder's right to convert into common stock.

TRANSFER AGENT AND REGISTRAR

        UMB Bank, N.A. is the registrar and transfer agent of our common stock. The mailing address of UMB Bank, N.A., Security Transfer Division, 928 Grand
Boulevard, 13th Floor, Kansas City, Missouri 64106.


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SHAREHOLDER ACTION

        Under the Oklahoma General Corporation Act, our shareholders may take actions without the holding of a meeting by written consent. The written consent must be signed by the holders of a sufficient number of shares to approve the act or action had all of our outstanding shares of capital stock entitled to vote thereon been present at a meeting. In this event, we are required to provide prompt notice of any corporate action taken without a meeting to our shareholders who did not consent in writing to the act or action. However, any time that we have 1,000 or more shareholders of record, any act or action required of or by the holders of our capital stock entitled to vote thereon may only be taken by unanimous affirmative written consent of the shareholders or a shareholder meeting.

ITEM 2.  EXHIBITS

         1.1    Copy of certificate of Common Stock of Registrant.

         2.1 Registrant's Certificate of Incorporation, incorporated by reference to Exhibit 3.2 of Registrant's Form 8-K filed with the Commission on June 25, 2001.

         2.2 Bylaws of Registrant (as amended and restated) are incorporated by reference to Exhibit 3.2 of the Registration Statement on Form SB-2 (Registration No. 333-86643) filed with the Commission on September 7, 1999.

                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this First Amendment to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 31st day of July, 2001.

                                 PRECIS, INC.

                                 By: /s/ PAUL A. KRUGER
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                                     Paul A. Kruger, Chief Executive Officer


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